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                           February 10, 2023

       Lance Alstodt
       President and Chief Executive Officer
       BioRestorative Therapies, Inc.
       40 Marcus Drive, Suite One
       Melville, New York 11747

                                                        Re: BioRestorative
Therapies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 7,
2023
                                                            File No. 333-269631

       Dear Lance Alstodt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Fred Skolnik, Esq.